                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                  Rule 13d-1(a)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             John Wiley & Sons, Inc.
                        --------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                              Class B Common Stock
                        --------------------------------
                         (Title of Class of Securities)

                               968223206 (Class A)
                               968223305 (Class B)
                        --------------------------------
                                 (CUSIP Number)

                                Josephine Bacchi
                             John Wiley & Sons, Inc.
                                111 River Street
                            Hoboken, New Jersey 07030
                                 (201) 748-6000
                        --------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Alan Gettner, Esq.
                      Patterson, Belknap, Webb & Tyler, LLP
                           1133 Avenue of the Americas
                            New York, New York 10036
                                 (212) 336-2000

                                 March 12, 2003
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copied of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)

                              (Page 1 of 18 pages)

----------------------------------------------
CUSIP No.
968223206 (Class A)
968223305 (Class B)
-------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSON:
     1.      Deborah E. Wiley
-------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) [X]
     2.      (b) [ ]
-------------------------------------------------------------------------------------------
     3.      SEC USE ONLY

-------------------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4.               OO
-------------------------------------------------------------------------------------------
     5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e) [ ]
-------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6.      U.S.A.
-------------------------------------------------------------------------------------------
         NUMBER OF               7.    SOLE VOTING POWER
          SHARES                       1,161,008 (Class A)
       BENEFICIALLY                       26,580 (Class B)
         OWNED BY               -----------------------------------------------------------
           EACH                  8.    SHARED VOTING POWER
         REPORTING                       793,115 (Class A)
          PERSON                       8,187,856 (Class B)
           WITH                 -----------------------------------------------------------
                                 9.    SOLE DISPOSITIVE POWER
                                       1,161,008 (Class A)
                                          26,580 (Class B)
                                -----------------------------------------------------------
                                10.     SHARED DISPOSITIVE POWER
                                         793,115 (Class A)
                                       8,187,856 (Class B)
-------------------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
             1,954,123 (Class A)
    11.      8,214,436 (Class B)
-------------------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    12.      [ ]
-------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.9% (Class A)
    13.      70.7% (Class B)
-------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON
             IN
    14.
-------------------------------------------------------------------------------------------

* The Reporting Person disclaims beneficial ownership of shares not held in her name except to the extent of her pecuniary interest therein.


                             (Page 2 of 18 pages)

----------------------------------------------
CUSIP No.
968223206 (Class A)
968223305 (Class B)
-----------------------------------------------------------------------------------------------
     1.      NAME OF REPORTING PERSON:
             Peter Booth Wiley
-----------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     2.      (a) [X]
             (b) [ ]
-----------------------------------------------------------------------------------------------
     3.      SEC USE ONLY

-----------------------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4.               OO
-----------------------------------------------------------------------------------------------
     5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e) [ ]
-----------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6.      U.S.A.
-----------------------------------------------------------------------------------------------
         NUMBER OF               7.     SOLE VOTING POWER
          SHARES                        1,105,727 (Class A)
       BENEFICIALLY             ---------------------------------------------------------------
         OWNED BY                8.     SHARED VOTING POWER
           EACH                          793,115 (Class A)
         REPORTING                      8,187,856 (Class B)
          PERSON                ---------------------------------------------------------------
           WITH                  9.     SOLE DISPOSITIVE POWER
                                        1,105,727 (Class A)
                                ---------------------------------------------------------------
                                10.     SHARED DISPOSITIVE POWER
                                         793,115 (Class A)
                                        8,187,856 (Class B)
-----------------------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
             1,898,842 (Class A)
    11.      8,187,856 (Class B)
-----------------------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12.      SHARES [ ]
-----------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.8% (Class A)
    13.      70.4% (Class B)
-----------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON
    14.      IN
-----------------------------------------------------------------------------------------------

* The Reporting Person disclaims beneficial ownership of shares not held in his name except to the extent of his pecuniary interest therein.

                             (Page 3 of 18 pages)

----------------------------------------------
CUSIP No.
968223206 (Class A)
968223305 (Class B)
------------------------------------------------------------------------------------------------
     1.      NAME OF REPORTING PERSON:
             Bradford Wiley II
------------------------------------------------------------------------------------------------
     2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) [X]
             (b) [ ]
------------------------------------------------------------------------------------------------
     3.      SEC USE ONLY

------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4.             OO
------------------------------------------------------------------------------------------------
     5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6.      U.S.A.
------------------------------------------------------------------------------------------------
         NUMBER OF               7.     SOLE VOTING POWER
          SHARES                        1,078,697 (Class A)
       BENEFICIALLY             ----------------------------------------------------------------
         OWNED BY                8.     SHARED VOTING POWER
           EACH                           793,115 (Class A)
         REPORTING                      8,187,856 (Class B)
          PERSON                ----------------------------------------------------------------
           WITH                  9.     SOLE DISPOSITIVE POWER
                                        1,078,697 (Class A)
                                ----------------------------------------------------------------
                                10.     SHARED DISPOSITIVE POWER
                                          793,115 (Class A)
                                        8,187,856 (Class B)
------------------------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
             1,871,812 (Class A)
    11.      8,187,856 (Class B)
------------------------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12.      SHARES [ ]
------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.8% (Class A)
    13.      70.4% (Class B)
------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON
    14.      IN
------------------------------------------------------------------------------------------------

* The Reporting Person disclaims beneficial ownership of shares not held in his name except to the extent of his pecuniary interest therein.

                              (Page 4 of 18 pages)

----------------------------------------------
CUSIP No.
968223206 (Class A)
968223305 (Class B)
----------------------------------------------------------------------------------------------------
     1.      NAME OF REPORTING PERSON:
             E.P. Hamilton Trusts LLC
----------------------------------------------------------------------------------------------------
     2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) [X]
             (b) [ ]
----------------------------------------------------------------------------------------------------
     3.      SEC USE ONLY

----------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4.      OO
----------------------------------------------------------------------------------------------------
     5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e) [ ]
----------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6.      U.S.A.
----------------------------------------------------------------------------------------------------
         NUMBER OF                7.     SOLE VOTING POWER
          SHARES                         436,399 (Class A)
       BENEFICIALLY                      8,151,136 (Class B)
         OWNED BY
           EACH                 --------------------------------------------------------------------
         REPORTING                8.     SHARED VOTING POWER
          PERSON                         -0-
           WITH                 --------------------------------------------------------------------
                                  9.     SOLE DISPOSITIVE POWER
                                           436,399 (Class A)
                                         8,151,136 (Class B)
                                --------------------------------------------------------------------
                                 10.     SHARED DISPOSITIVE POWER
                                         -0-
----------------------------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               436,399 (Class A)
    11.      8,151,136 (Class B)
----------------------------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12.      SHARES [ ]
----------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.9% (Class A)
    13.      70.1% (Class B)
----------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON
    14.      OO
----------------------------------------------------------------------------------------------------

                              (Page 5 of 18 pages)

----------------------------------------------
CUSIP No.
968223206 (Class A)
968223305 (Class B)
-------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON:
    1.      W. Bradford Wiley Associates, L.P.
-------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    2.      (a) [X]
            (b) [ ]
-------------------------------------------------------------------------------------------------
    3.      SEC USE ONLY


-------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4.      OO
-------------------------------------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e) [ ]
-------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6.      Delaware
-------------------------------------------------------------------------------------------------
        NUMBER OF               7.    SOLE VOTING POWER
          SHARES                      301,644 (Class A)
       BENEFICIALLY            ------------------------------------------------------------------
         OWNED BY               8.    SHARED VOTING POWER
           EACH                       -0-
        REPORTING              ------------------------------------------------------------------
          PERSON                9.    SOLE DISPOSITIVE POWER
           WITH                       301,644 (Class A)
                               ------------------------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER
                                      -0-
-------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11.     301,644 (Class A)
-------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12.     SHARES [ ]
-------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.     0.6%
-------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14.     PN
-------------------------------------------------------------------------------------------------

                             (Page 6 of 18 pages)

----------------------------------------------
CUSIP No.
968223206 (Class A)
968223305 (Class B)
-------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON:
    1.      Trust u/w/o Edward P. Hamilton f/b/o Deborah E. Wiley
-------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    2.      (a) [X]
            (b) [ ]
-------------------------------------------------------------------------------------------------
    3.      SEC USE ONLY

-------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4.      OO
-------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5.      ITEMS 2(d) OR 2(e) [ ]
-------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6.      U.S.A.
-------------------------------------------------------------------------------------------------
        NUMBER OF               7.   SOLE VOTING POWER
          SHARES                     -0-
       BENEFICIALLY            ------------------------------------------------------------------
         OWNED BY               8.   SHARED VOTING POWER
           EACH                      -0-
        REPORTING              ------------------------------------------------------------------
          PERSON                9.   SOLE DISPOSITIVE POWER
           WITH                      -0-
                               ------------------------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER
                                     -0-
-------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11.     -0-
-------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12.     SHARES [ ]
-------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.     0%
-------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14.     OO
-------------------------------------------------------------------------------------------------

                             (Page 7 of 18 pages)

----------------------------------------------
CUSIP No.
968223206 (Class A)
968223305 (Class B)
--------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON:
    1.      Trust u/w/o Edward P. Hamilton f/b/o Peter Booth Wiley
--------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    2.      (a) [X]
            (b) [ ]
--------------------------------------------------------------------------------------------------
    3.      SEC USE ONLY


--------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4.      OO
--------------------------------------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6.      U.S.A.
--------------------------------------------------------------------------------------------------
        NUMBER OF               7.   SOLE VOTING POWER
          SHARES                     -0-
       BENEFICIALLY            -------------------------------------------------------------------
         OWNED BY               8.   SHARED VOTING POWER
           EACH                      -0-
        REPORTING              -------------------------------------------------------------------
          PERSON                9.   SOLE DISPOSITIVE POWER
           WITH                      -0-
                               -------------------------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11.     -0-
--------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12.     SHARES [ ]
--------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.     0%
--------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14.     OO
--------------------------------------------------------------------------------------------------

                             (Page 8 of 18 pages)

----------------------------------------------
CUSIP No.
968223206 (Class A)
968223305 (Class B)
---------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON:
    1.      Trust u/w/o Edward P. Hamilton f/b/o W. Bradford Wiley II
---------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    2.      (a) [X]
            (b) [ ]
---------------------------------------------------------------------------------------------------
    3.      SEC USE ONLY


---------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4.      OO
---------------------------------------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e) [ ]
---------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6.      U.S.A.
---------------------------------------------------------------------------------------------------
        NUMBER OF               7.   SOLE VOTING POWER
          SHARES                     -0-
       BENEFICIALLY            --------------------------------------------------------------------
         OWNED BY               8.   SHARED VOTING POWER
           EACH                      -0-
        REPORTING              --------------------------------------------------------------------
          PERSON                9.   SOLE DISPOSITIVE POWER
           WITH                      -0-
                               --------------------------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER
                                     -0-
---------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11.     -0-
---------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12.     SHARES [ ]
---------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.     0%
---------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14.     OO
---------------------------------------------------------------------------------------------------

                              (Page 9 of 18 pages)

----------------------------------------------
CUSIP No.
968223206 (Class A)
968223305 (Class B)
-----------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON:
    1.
            Trust u/a/d 6/2/58 between Edward P. Hamilton, grantor, and Francis Lobdell and
            William J. Seawright, as trustees f/b/o Deborah E. Wiley
-----------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    2.     (a) [X]
           (b) [ ]
-----------------------------------------------------------------------------------------------------
    3.     SEC USE ONLY


-----------------------------------------------------------------------------------------------------
           SOURCE OF FUNDS
    4.     OO
-----------------------------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e) [ ]
-----------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6.      U.S.A.
-----------------------------------------------------------------------------------------------------
        NUMBER OF               7.    SOLE VOTING POWER
          SHARES                      -0-
       BENEFICIALLY            ----------------------------------------------------------------------
         OWNED BY               8.    SHARED VOTING POWER
           EACH                       -0-
        REPORTING              ----------------------------------------------------------------------
          PERSON                9.    SOLE DISPOSITIVE POWER
           WITH                       -0-
                               ----------------------------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER
                                      -0-
-----------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11.     -0-
-----------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12.     SHARES [ ]
-----------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.     0%
-----------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14.     OO
-----------------------------------------------------------------------------------------------------

                             (Page 10 of 18 pages)

----------------------------------------------
CUSIP No.
968223206 (Class A)
968223305 (Class B)
---------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON:
    1.
            Trust u/a/d 6/2/58 between Edward P. Hamilton, grantor, and Francis Lobdell and William J. Seawright, as trustees f/b/o Peter Booth Wiley
---------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    2.     (a) [X]
           (b) [ ]
---------------------------------------------------------------------------------------------------
    3.     SEC USE ONLY


---------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4.      OO
---------------------------------------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e) [ ]
---------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6.      U.S.A.
---------------------------------------------------------------------------------------------------
        NUMBER OF               7.   SOLE VOTING POWER
          SHARES                     -0-
       BENEFICIALLY            --------------------------------------------------------------------
         OWNED BY               8.   SHARED VOTING POWER
           EACH                      -0-
        REPORTING              --------------------------------------------------------------------
          PERSON                9.   SOLE DISPOSITIVE POWER
           WITH                      -0-
                               --------------------------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER
                                     -0-
---------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11.     -0-
---------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12.     SHARES [ ]
---------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.     0%
---------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14.     OO
---------------------------------------------------------------------------------------------------

                             (Page 11 of 18 pages)

----------------------------------------------
CUSIP No.
968223206 (Class A)
968223305 (Class B)
---------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON:
    1.
            Trust u/a/d 6/2/58 between Edward P. Hamilton, grantor, and Francis Lobdell and
            William J. Seawright, as trustees f/b/o W. Bradford Wiley II
---------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    2.      (a) [X]
            (b) [ ]
---------------------------------------------------------------------------------------------------------
    3.      SEC USE ONLY


---------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4.      OO
---------------------------------------------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e) [ ]
---------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6.      U.S.A.
---------------------------------------------------------------------------------------------------------
        NUMBER OF              7.   SOLE VOTING POWER
          SHARES                    -0-
       BENEFICIALLY           ---------------------------------------------------------------------------
         OWNED BY              8.   SHARED VOTING POWER
           EACH                     -0-
        REPORTING             ---------------------------------------------------------------------------
          PERSON               9.   SOLE DISPOSITIVE POWER
           WITH                     -0-
                              ---------------------------------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    -0-
---------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11.     -0-
---------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12.     SHARES [ ]
---------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.     0%
---------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14.     OO
---------------------------------------------------------------------------------------------------------


                             (Page 12 of 18 pages)

              This Schedule 13D/A amends and restates the Schedule 13D originally filed on July 24, 1978 on behalf of certain of the Reporting Persons which was last amended by Amendment No. 4, dated April 2, 1987. This Amendment No. 5 is filed for the purpose of reporting certain exchanges made by the Reporting Persons, to report new Reporting Persons that may be considered members of a group and to confirm the current holdings of the Reporting Persons.

ITEM 1. SECURITY AND ISSUER

                  This statement on Schedule 13D/A relates to the Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of John Wiley & Sons, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 111 River Street, Hoboken, New Jersey 07030. The Class A Common Stock and the Class B Common Stock are collectively referred to herein as the "Common Stock."

ITEM 2. IDENTITY AND BACKGROUND

                  This Schedule 13D/A is being filed by the following persons and entities (each a "Reporting Person"):

          Deborah E. Wiley ("Deborah Wiley"), Senior Vice President, Corporate Communications of the Company, with a principal business address at 111 River Street, Hoboken, New Jersey 07030

          Peter Booth Wiley ("Peter Wiley"), Chairman of the Board and Director of the Company, with a principal business address at 111 River Street, Hoboken, New Jersey 07030

          Bradford Wiley II ("Bradford Wiley"), Director of the Company, with a principal business address at 111 River Street, Hoboken, New Jersey 07030

          E.P. Hamilton Trusts LLC, a Delaware limited liability company (the "LLC"), with a principal business address at 1095 Market Street, Suite 309, San Francisco, CA 94103.

          W. Bradford Wiley & Associates, L.P., a New Jersey limited partnership (the "Partnership"), with a principal business address at 111 River Street, Hoboken, New Jersey 07030.

          Trust u/w/o/ Edward P. Hamilton f/b/o Deborah E. Wiley, with a principal business address at 111 River Street, Hoboken, New Jersey 07030

          Trust u/w/o/ Edward P. Hamilton f/b/o Peter Booth Wiley, with a principal business address at 111 River Street, Hoboken, New Jersey 07030

          Trust u/w/o/ Edward P. Hamilton f/b/o W. Bradford Wiley II, with a principal business address at 111 River Street, Hoboken, New Jersey 07030

          Trust u/a/d/ 6/2/58 between Edward P. Hamilton, as Grantor, and Francis Lobdell and William J. Seawright, as Trustees, f/b/o Deborah
          E. Wiley, with a principal business address at 111 River Street, Hoboken, New Jersey 07030


                             (Page 13 of 18 pages)

          Trust u/a/d/ 6/2/58 between Edward P. Hamilton, as Grantor, and Francis Lobdell and William J. Seawright, as Trustees, f/b/o Peter Booth Wiley, with a principal business address at 111 River Street, Hoboken, New Jersey 07030

          Trust u/a/d/ 6/2/58 between Edward P. Hamilton, as Grantor, and Francis Lobdell and William J. Seawright, as Trustees, f/b/o W. Bradford Wiley II, with a principal business address at 111 River Street, Hoboken, New Jersey 07030

                  Information concerning the members and management of the LLC, the partners of the Partnership, and the trustees of the trusts listed above is set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person: (i) name, (ii) business address,
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship.

                  During the last five years none of the above referenced Reporting Persons or any of their respective directors, executive officers or trustees has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  Each of the reporting persons is (i) a citizen of the United States or (ii) organized under the laws of a state of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  As described more fully under Item 4 below, the Reporting Persons seek to maintain ownership and control of the Company. The Reporting Persons agreed to form the LLC for the purposes of consolidating and holding their shares of Class B Common Stock. To effect the restructuring of their share holdings, certain of the Reporting Persons contributed to the LLC shares of Class A Common Stock and Class B Common Stock, and then certain of the Reporting Persons exchanged with the LLC certain shares of Class B Common Stock for shares of Class A Common Stock held by the LLC (the "Transaction"). The consideration for the transfers described above consisted exclusively of shares of Common Stock previously held by the Reporting Persons. No funds, property or other consideration were exchanged in the Transaction.

ITEM 4. PURPOSE OF TRANSACTION

                  The Reporting Persons completed the Transaction for the purposes of holding their collective interests in the Class B Common Stock in a jointly controlled entity and thereby maintaining and consolidating their control and their family's control over the Company. The holders of the Class A Common Stock are entitled to elect 30% of the entire Board of Directors of the Company, and the holders of the Class B Common Stock are entitled to elect the remainder. The Reporting Persons also seek to mitigate the loss and dilution of voting power when any of Deborah Wiley, Peter Wiley or Bradford Wiley dies and their respective estates may have to sell some of the Common Stock to pay estate taxes. As a result of the Transaction, in exchange for shares of Class B Common Stock, these Reporting Persons obtained shares of Class A Common Stock which will be available for sale to pay estate taxes or for other purposes.




                             (Page 14 of 18 pages)

                  The Reporting Persons collectively hold 8.3 percent of the total outstanding shares of Class A Common Stock, 70.7 percent of the total outstanding shares of Class B Common Stock and control approximately 52 percent of the voting power. In order to consolidate their ownership of the Class B Common Stock, certain of the Reporting Persons contributed shares of Class A Common Stock and Class B Common Stock to the LLC in exchange for membership interests in the LLC. Following the contribution of shares to the LLC and pursuant to an Exchange Agreement, dated March 12, 2003, by and among the LLC, Deborah Wiley, Peter Wiley, Bradford Wiley and the Partnership, certain of the Reporting Persons exchanged shares of Class B Common Stock held individually by them for shares of Class A Common Stock held by the LLC. As discussed more fully under Item 6 of this Schedule 13D/A, Deborah Wiley, Peter Wiley and Bradford Wiley are the managers of the LLC, and therefore maintain control over the shares of Common Stock held by the LLC. As a result of the Transaction, the Reporting Persons changed their form of beneficial ownership over certain shares of Common Stock, but the Reporting Persons as a group did not acquire additional shares of Common Stock.

                  Other than as described in this Schedule 13D/A, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D, provided, however, that notwithstanding anything to the contrary in this Schedule 13D/A, the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of March 12, 2003, the total number of shares of Common Stock beneficially owned by the Reporting Persons is 4,138,546 shares of Class A Common Stock, representing approximately 8.3 percent of the outstanding Class A Common Stock and 8,214,436 shares of Class B Common Stock, representing approximately 70.7 percent of the outstanding Class B Common Stock. The beneficial holdings of each Reporting Person are set forth below:


  Beneficial Owner               Class of Stock      Number of Shares         Percent of Class

Deborah E. Wiley                    Class A            1,954,123                     3.9%
                                    Class B            8,214,436                    70.7%

Peter B. Wiley                      Class A            1,898,842                     3.8%
                                    Class B            8,187,856                    70.4%

Bradford Wiley II                   Class A            1,871,812                     3.8%
                                    Class B            8,187,856                    70.4%

LLC                                 Class A              436,399                     0.9%
                                    Class B            8,151,136                    70.1%

Partnership                         Class A              301,644                     0.6%
                                    Class B                -0-                       -0-%

Trust u/w/o/ Edward P.              Class A                -0-                        --
Hamilton f/b/o                      Class B                -0-                        --
Deborah E. Wiley




                             (Page 15 of 18 pages)

Trust u/w/o/ Edward P.              Class A                -0-                        --
Hamilton f/b/o                      Class B                -0-                        --
Peter Booth Wiley

Trust u/w/o/ Edward P.              Class A                -0-                        --
Hamilton f/b/o                      Class B                -0-                        --
W. Bradford Wiley II

Trust u/a/d/ 6/2/58 between         Class A                -0-                        --
Edward P. Hamilton, as              Class B                -0-                        --
Grantor, and Francis Lobdell
and William J. Seawright, as
Trustees, f/b/o Deborah E.
Wiley

Trust u/a/d/ 6/2/58 between         Class A                -0-                        --
Edward P. Hamilton, as              Class B                -0-                        --
Grantor, and Francis Lobdell
and William J. Seawright, as
Trustees, f/b/o Peter Booth
Wiley

Trust u/a/d/ 6/2/58 between         Class A                -0-                        --
Edward P. Hamilton, as              Class B                -0-                        --
Grantor, and Francis Lobdell
and William J. Seawright, as
Trustees, f/b/o W. Bradford
Wiley II,


                  (b) See Items 7, 8, 9 and 10 on the cover pages of this
Schedule 13D/A which are incorporated hereto by reference.

                  (c) Except for the transactions described in this Schedule 13D/A, no transactions were effected by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof.

                  (d) NA

                  (e) NA




                             (Page 16 of 18 pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Certain of the shares of Common Stock owned by the Reporting Persons are held pursuant to (a) a Limited Liability Company Operating Agreement of the E.P. Hamilton Trusts LLC (the "Operating Agreement"), and (b) a certain Exchange Agreement (the "Exchange Agreement"), dated as of March 12, 2003, by and among the LLC, Deborah Wiley, Peter Wiley, Bradford Wiley, and the Partnership.

                  The affairs of the LLC are conducted by three of the Reporting Persons, Deborah Wiley, Peter Wiley and Bradford Wiley (the "Managers"), two-thirds of whom must consent to any act taken by the LLC. The Operating Agreement can only be amended with the consent of members holding two-thirds of the percentage interests. No one may be admitted to membership and no member may encumber his or her interest in the LLC without the unanimous consent of the members. A member or an estate of a deceased member may only transfer a membership interest in the LLC to (a) a transferee who is a descendant of William Bradford Wiley, the Managers' father, (b) a trust in which all the remaindermen are descendants of William Bradford Wiley or (c) a transferee who is not a descendant of William Bradford Wiley if the interest is first offered to (i) the other members, (ii) all living descendants of William Bradford Wiley,
(iii) trusts exclusively for the benefit of descendants of William Bradford Wiley and (iv) any designee of the persons and entities listed in clauses (i) through (iii) above, at a price not higher than the closing price of the stock on the day notice of intent to transfer is given. The LLC can only be dissolved with (a) the consent of two-thirds of the percentage interest of members, (a) an event that terminates the continued membership of the last survivor of the members in the LLC under law or (c) a judicial dissolution.


                  Certain of the shares of Class B Common Stock held by the LLC were transferred to the LLC pursuant to the Exchange Agreement. Each of Deborah Wiley, Peter Wiley, Bradford Wiley and the Partnership transferred shares of Class B Common Stock held individually to the LLC in exchange for shares of Class A Common Stock held by the LLC. The ratio for the exchange of Common Stock was 0.986857 shares of Class A Common Stock for every share of Class B Common Stock (the "Exchange Ratio"). The Exchange Ratio was determined in accordance with an independent valuation conducted by Management Planning, Inc., dated as of March 12, 2003.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Limited Liability Company Agreement of E.P. Hamilton Trusts LLC.

Exhibit 2. Exchange Agreement, dated as of March 12, 2003.

Exhibit 3. Agreement of Joint Filing.





                             (Page 17 of 18 pages)

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 14, 2003                          /s/ Deborah E. Wiley
                                               ---------------------------
                                               Deborah E. Wiley


Date:  March 14, 2003                          /s/ Peter Booth Wiley
                                               ---------------------------
                                               Peter Booth Wiley


Date:  March 14, 2003                          /s/ Bradford Wiley II
                                               ---------------------------
                                               Bradford Wiley II


                                           E.P. HAMILTON TRUSTS LLC


Date:  March 14, 2003                      By: /s/ Deborah E. Wiley
                                               ---------------------------
                                               Name:  Deborah E. Wiley
                                               Title: Manager

                                     W. BRADFORD WILEY ASSOCIATES, L.P.


Date:  March 14, 2003                By: /s/ Deborah E. Wiley
                                         ---------------------------
                                         Name:  Deborah E. Wiley
                                         Title: General Partner


Date:  March 14, 2003                By: /s/ Peter Booth Wiley
                                         ---------------------------
                                         Name:  Peter Booth Wiley
                                         Title: General Partner


Date:  March 14, 2003                By: /s/ Bradford Wiley II
                                         ---------------------------
                                         Name:  Bradford Wiley II
                                         Title: General Partner


Date:  March 14, 2003                /s/ Peter Booth Wiley
                                     ---------------------------


Date:  March 14, 2003                /s/ Bradford Wiley II
                                     ---------------------------



Date:  March 14, 2003                /s/ Deborah E. Wiley
                                     ---------------------------
                                     Deborah E. Wiley, Peter Booth Wiley and
                                     W. Bradford Wiley II, as trustees of the
                                     trusts under Article Sixth of the will
                                     of Edward P. Hamilton f/b/o (1) Deborah
                                     E. Wiley, (2) Peter Booth Wiley, and
                                     (3) W. Bradford Wiley II

Date:  March 14, 2003                /s/ Deborah E. Wiley
                                     ------------------------------------------
                                     Deborah E. Wiley, as trustee of the Trust
                                     u/a dated June 2, 1958 between Edward P.
                                     Hamilton, Grantor, and Francis Lobdell
                                     and William J. Seawright, Trustees,
                                     f/b/o W. Bradford Wiley II



Date:  March 14, 2003                /s/ Peter Booth Wiley
                                     ------------------------------------------
                                     Peter Booth Wiley, as trustee of the Trust
                                     u/a dated June 2, 1958 between Edward P.
                                     Hamilton, Grantor, and Francis Lobdell
                                     and William J. Seawright, Trustees,
                                     f/b/o Deborah E. Wiley


Date:  March 14, 2003                /s/ Bradford Wiley II
                                     ------------------------------------------
                                     W. Bradford Wiley II, as trustee of the
                                     Trust u/a dated June 2, 1958 between
                                     Edward P. Hamilton, Grantor, and Francis
                                     Lobdell and William J. Seawright, Trustees,
                                     f/b/o Peter Booth Wiley

                                   Schedule I
                                   ----------

                      MANAGERS OF E.P. HAMILTON TRUSTS LLC


Name                           Title                       Citizenship          Business Address

Deborah E. Wiley               Manager                     U.S.A.               1095 Market Street, Suite 309
                                                                                San Francisco, CA  94103
Peter Booth Wiley              Manager                     U.S.A.               1095 Market Street, Suite 309
                                                                                San Francisco, CA  94103
Bradford Wiley II              Manager                     U.S.A.               1095 Market Street, Suite 309
                                                                                San Francisco, CA  94103


                 PARTNERS OF W. BRADFORD WILEY ASSOCIATES, L.P.


Name                           Title                       Citizenship          Business Address
Deborah E. Wiley               General Partner             U.S.A.               111 River Street
                                                                                Hoboken, NJ  07030
Peter Booth Wiley              General Partner             U.S.A.               111 River Street
                                                                                Hoboken, NJ  07030
Bradford Wiley II              General Partner             U.S.A.               111 River Street
                                                                                Hoboken, NJ  07030


                                 TRUSTEES OF THE
             TRUST U/W/O/ EDWARD P. HAMILTON F/B/O DEBORAH E. WILEY


 Name                          Title                       Citizenship          Business Address
 Deborah E. Wiley              Trustee                     U.S.A.               111 River Street
                                                                                Hoboken, NJ  07030
 Peter Booth Wiley             Trustee                     U.S.A.               111 River Street
                                                                                Hoboken, NJ  07030
 Bradford Wiley II             Trustee                     U.S.A.               111 River Street
                                                                                Hoboken, NJ  07030


                                 TRUSTEES OF THE
             TRUST U/W/O/ EDWARD P. HAMILTON F/B/O PETER BOOTH WILEY


   Name                        Title                       Citizenship          Business Address
   Deborah E. Wiley            Trustee                     U.S.A.               111 River Street
                                                                                Hoboken, NJ  07030
   Peter Booth Wiley           Trustee                     U.S.A.               111 River Street
                                                                                Hoboken, NJ  07030
   Bradford Wiley II           Trustee                     U.S.A.               111 River Street
                                                                                Hoboken, NJ  07030


                                 TRUSTEES OF THE
           TRUST U/W/O/ EDWARD P. HAMILTON F/B/O W. BRADFORD WILEY II


   Name                        Title                       Citizenship          Business Address
   Deborah E. Wiley            Trustee                     U.S.A.               111 River Street
                                                                                Hoboken, NJ  07030
   Peter Booth Wiley           Trustee                     U.S.A.               111 River Street
                                                                                Hoboken, NJ  07030
   Bradford Wiley II           Trustee                     U.S.A.               111 River Street
                                                                                Hoboken, NJ  07030



                                 TRUSTEE OF THE
TRUST U/A/D/ 6/2/58 BETWEEN EDWARD P. HAMILTON, AS GRANTOR, AND FRANCIS LOBDELL
         AND WILLIAM J. SEAWRIGHT, AS TRUSTEES, F/B/O DEBORAH E. WILEY


   Name                           Title                    Citizenship          Business Address
   Peter Booth Wiley              Trustee                  U.S.A.               111 River Street
                                                                                Hoboken, NJ  07030

                                 TRUSTEE OF THE
     TRUST U/A/D/ 6/2/58 BETWEEN EDWARD P. HAMILTON, AS GRANTOR, AND FRANCIS LOBDELL AND WILLIAM J. SEAWRIGHT, AS TRUSTEES, F/B/O PETER BOOTH WILEY


   Name                           Title                    Citizenship          Business Address
   Bradford Wiley II              Trustee                  U.S.A.               111 River Street
                                                                                Hoboken, NJ  07030



                                 TRUSTEE OF THE
          TRUST U/A/D/ 6/2/58 BETWEEN EDWARD P. HAMILTON, AS GRANTOR, AND
         FRANCIS LOBDELL AND WILLIAM J. SEAWRIGHT, AS TRUSTEES, F/B/O W.
                                BRADFORD WILEY II


   Name                            Title                          Citizenship          Business Address
   Deborah E. Wiley                Trustee                        U.S.A.               111 River Street
                                                                                       Hoboken, NJ  07030



                           STATEMENT OF DIFFERENCES

The section symbol shall be expressed as...................................'SS'